                                                                 File No. 69-420


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                   FORM U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                           EASTERN SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

                  Claimant:

                           Eastern Systems Corporation
                           414 Summers Street
                           Charleston, West Virginia  25301

                  The Claimant is a West Virginia corporation and a wholly owned subsidiary of Energy Corporation of America, a West Virginia corporation ("ECA"). It was incorporated to be a holding company for Mountaineer Gas Company.

                  Subsidiaries of the Claimant:

                  A.       Mountaineer Gas Company
                           414 Summers Street
                           Charleston, West Virginia  25301



                  Mountaineer Gas Company ("Mountaineer") is a West Virginia corporation, wholly owned by Claimant, engaged in the distribution of natural gas in the State of West Virginia through a 3,600 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a public gas utility.


                           i.       Mountaineer Gas Services, Inc.
                                    414 Summers Street
                                    Charleston, West Virginia  25301

                           Mountaineer Gas Services, Inc. is a West
                  Virginia corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

                           Oil and gas producing facilities at Mountaineer Gas
                  Services, Inc. are located in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include well head equipment, gas gathering lines and associated equipment and compression equipment.

                           The gas distribution facilities of Mountaineer cover
                  the main population centers of the State of West Virginia and include pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is received from interstate pipelines, including Columbia Gas Transmission Corporation and Tennessee Gas Pipeline, and other sources at points within the State of West Virginia. Suppliers include Equitable Resources Marketing Company, Coastal Gas Marketing, Texaco Gas Marketing, Cabot Oil & Gas Corporation, Noble Gas Marketing, Valero Gas Marketing, Eastern Marketing Corporation and Eastern American Energy

                  Corporation.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural and manufactured gas distributed at retail.

                        64,078,174 Mcf. of natural gas.

                  (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                      None

                  (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      None

                  (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                        25,850,642 Mcf. of natural gas.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                 Not applicable.

                  (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                 Not applicable.

                  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                 Not applicable.

                  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                 Not applicable.

                  (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                 Not applicable.

                                    EXHIBIT A

         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.

                                    EXHIBIT B

            Financial Data Schedule is attached hereto as Exhibit B.

                                    EXHIBIT C

                                 Not applicable.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February, 1997.


                                              EASTERN SYSTEMS CORPORATION
                                                   (Name of claimant)



                                              By: /s/ Richard L. Grant
                                                 ----------------------------
                                              Name:   Richard L. Grant

                                              Title:  President



CORPORATE SEAL

Attest:


/s/ Michael S. Fletcher
------------------------------
Name:  Michael S. Fletcher

Title:  Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


John Mork
Eastern Systems Corporation
4643 South Ulster Street, Suite 1100
Denver, Colorado  80237

                           EASTERN SYSTEMS CORPORATION
                         CONSOLIDATING INCOME STATEMENTS
                  For the Twelve Months Ended December 31, 1996
--------------------------------------------------------------------------------


                                                  Unaudited
                                           Eastern         Mountaineer                          Eastern
                                           Systems           Gas Co.        Consolidating     Systems Corp.
                                         Corporation      Consolidated         Entries        Consolidated
                                        -------------     -------------     -------------     -------------
Revenues:
 Utility customer sales                            --     $ 179,760,836                --     $ 179,760,836
 Utility transportation                            --         6,553,227                --         6,553,227
 Oil and gas sales                                 --         3,964,133                --         3,964,133
                                        -------------     -------------     -------------     -------------
                                                   --       190,278,196                --       190,278,196
                                        -------------     -------------     -------------     -------------


Operating expenses:
 Utility gas purchases                             --       116,086,216                --       116,086,216
 Operations & maintenance                          --        23,506,616                --        23,506,616
 Lease operating                                   --         1,119,642                --         1,119,642
 Taxes other than income taxes                     --        14,944,818                --        14,944,818
 Production taxes                                  --           413,797                --           413,797
 Utility depreciation                              --         5,982,629           844,008         6,826,637
 Depletion and depreciation                        --           609,854           147,167           757,021
                                        -------------     -------------     -------------     -------------
                                                   --       162,663,572           991,175       163,654,747
                                        -------------     -------------     -------------     -------------


Income (Loss) From Operations                      --        27,614,624          (991,175)       26,623,449



General and Administrative Expenses        (1,572,643)      (15,626,575)          618,766       (16,580,452)
Other income (Expense), Net                     3,147          (243,454)           (2,642)         (242,949)
Dividend Income From Subsidiary             7,400,000                --        (7,400,000)               --
                                        -------------     -------------     -------------     -------------

Income (Loss) Before Interest               5,830,504        11,744,595        (7,775,051)        9,800,048
Expense

Interest Expense                            3,907,455         5,861,554          (151,272)        9,617,737
                                        -------------     -------------     -------------     -------------

Income (Loss) Before Income Taxes           1.923,049         5,883,041        (7,623,779)          182,311

Provision (Benefit) For Income Taxes       (2,190,780)        1,778,116           (89,511)         (502,175)
                                        -------------     -------------     -------------     -------------

Net Income (Loss)                       $   4,113,829     $   4,104,925     ($  7,534,268)    $     684,486
                                        =============     =============     =============     =============

                           EASTERN SYSTEMS CORPORATION
                      CONSOLIDATING BALANCE SHEETS - ASSETS
                             As of December 31, 1996
                                    Unaudited

===================================================================================================================================

                                        Eastern                Mountaineer                                     Eastern
                                        Systems                  Gas Co.             Consolidating           Systems Corp.
                                        Corporation             Consolidated           Entries               Consolidated
                                        -----------             ------------         -------------           -------------
          ASSETS

Current Assets:
 Cash                                       $35,477               $157,733               --                     $193,210
 Accounts receivable - customers              --                25,302,565               --                   25,302,565
 Accounts receivable - affiliates         4,183,545              1,772,971               --                    5,956,516
 Accrued utility revenues                     --                10,021,000               --                   10,021,000
 Gas in storage, at average cost              --                16,863,619               --                   16,863,619
 Materials and supplies                       --                 1,722,628               --                    1,722,628
 Prepayments                                  --                 8,114,938               --                    8,114,938
 Income tax receivable                        --                 5,205,161               --                    5,205,161
 Deferred income taxes                      264,000              5,455,612               --                    5,719,612
 Other                                        --                    41,559               --                       41,559
                                        -----------           ------------          ------------            ------------

    Total current assets                  4,483,022             74,657,786               --                   79,140,808
                                        -----------           ------------          ------------            ------------

Property, plant and equipment:
 Utility plant                                --               229,383,733           (75,946,387)            153,437,346
 Oil and gas properties                       --                 6,585,401              (138,395)              6,447,006
 Transmission plant                           --                 5,413,029            (2,834,450)              2,578,579
 Accumulated depreciation,
     depletion and amortization               --              (106,996,749)           96,953,499             (10,043,250)
                                        -----------           ------------          ------------            ------------

  Property, plant & equipment, net            --               134,385,414            18,034,267             152,419,681
                                        -----------           ------------          ------------            ------------

Deferred charges and other:
 Investment in subsidiary                64,091,184                 --               (64,091,184)                 --

 Other                                      581,055             22,500,573            (2,766,168)             20,315,460
                                        -----------           ------------          ------------            ------------

    Total other assets                   64,672,239             22,500,573           (66,857,352)             20,315,460
                                        -----------           ------------          ------------            ------------

    Total assets                        $69,155,261           $231,543,773          ($48,823,085)           $251,875,949
                                        ===========           ============          ============            ============

                           EASTERN SYSTEMS CORPORATION
       CONSOLIDATING BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY
                             As of December 31, 1996
                                    Unaudited

===================================================================================================================================

                                            Eastern                Mountaineer                                     Eastern
                                            Systems                  Gas Co.             Consolidating           Systems Corp.
                                           Corporation             Consolidated            Entries              Consolidated
                                           -----------             ------------          -------------           ------------
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Short-term borrowings                          --                  $43,205,100               --                 $43,205,100
 Accounts payable                                22,935              15,281,003               --                  15,303,938
 Accounts payable - affiliates                  --                    3,192,342               --                   3,192,342
 Overrecovered gas costs                        --                   10,755,562               --                  10,755,562
 Accrued taxes                                  (41,328)              3,510,555              189,168               3,658,395
 Deferred income taxes                          --                       25,331               --                      25,331
 Other                                        1,594,653               7,301,876               --                   8,896,529
                                            -----------            ------------         ------------            ------------
    Total current liabilities                 1,576,260              83,271,769              189,168              85,037,197
                                            -----------            ------------         ------------            ------------
Long-term and other liabilities:
 Long-term debt                              35,000,000              60,000,000               --                  95,000,000
 Deferred income taxes                          --                   19,196,852            2,848,596              22,045,448
 Other                                          --                    7,249,817            5,388,214              12,638,031
                                            -----------            ------------         ------------            ------------

     Total long-term and other
         liabilities                         35,000,000              86,446,669            8,236,810             129,683,479
                                            -----------            ------------         ------------            ------------

Stockholders' equity:
 Preferred stock                             35,000,000                  --                   --                  35,000,000
 Common stock                                     1,000              29,617,560          (29,617,560)                  1,000
 Retained earnings                           (2,421,999)             32,207,775          (27,631,503)              2,154,273
                                            -----------            ------------         ------------            ------------

     Total stockholders' equity              32,579,001              61,825,335          (57,249,063)             37,155,273
                                            -----------            ------------         ------------            ------------

Total liabilities and stockholders'
     equity                                 $69,155,261            $231,543,773         ($48,823,085)           $251,875,949
                                            ===========            ============         ============            ============

[ARTICLE] OPUR3

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          JUN-30-1997
[PERIOD-START]                             JAN-01-1996
[PERIOD-END]                               DEC-30-1996
[BOOK-VALUE]                                  PER-BOOK
[TOTAL-ASSETS]                             251,875,949
[TOTAL-OPERATING-REVENUES]                 190,278,196
[NET-INCOME]                                   684,486